Filed Pursuant to Rule 424(b)(3)

Registration No. 333-283672

PROSPECTUS ADDENDUM1 (to Prospectus Supplement dated October 8, 2015 and Prospectus dated February 6, 2025)

UBS AG

UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038

This prospectus addendum relates to the ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038 (the “ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series B”. This prospectus addendum and the Prospectus Supplement dated October 8, 2015 (the “original prospectus supplement”) will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued ETRACS. The ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of ETRACS, UBS AG prepared a prospectus supplement that was attached to a “base” prospectus, which has been replaced from time to time.

UBS AG has prepared a new base prospectus dated February 6, 2025. This new base prospectus replaces the prior base prospectus. Because the terms of your ETRACS otherwise have remained the same, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your ETRACS, which gives the specific terms of your ETRACS, together with the base prospectus dated February 6, 2025. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus dated as of a date prior to February 6, 2025, or to any sections of the prior base prospectus, should refer instead to the base prospectus dated February 6, 2025, or to the corresponding section of that base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated as of a date prior to February  6, 2025, you should use the following website link to access the base prospectus dated February 6, 2025: https://www.sec.gov/Archives/edgar/data/1114446/000119312525021845/d936490d424b3.htm

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This prospectus addendum is being filed for the purpose of identifying the new base prospectus dated February 6, 2025, (ii) providing supplemental risk factor disclosure and (iii) providing disclosure regarding a request you may make that UBS AG accelerate the Redemption Measurement Date to the Redemption Notice Date in connection with any request you submit to redeem your Securities.

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to February 6, 2025 that is provided in the original prospectus supplement. A table of contents for the new base prospectus is provided on page i of the February 6, 2025 base prospectus.

SUPPLEMENTAL RISK FACTOR DISCLOSURE

Differences between the Securities and Bank Deposits

An investment in the securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the securities may have no established trading market when issued, and one may never develop. Investments in the securities do not benefit from the protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measure implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

ACCELERATION OF VALUATION DATE FOR EARLY REDEMPTION

In connection with any request you submit to redeem your securities, as described in the original prospectus supplement under “Specific Terms of the Securities — Early Redemption,” “— Redemption Procedures,” and “— Redemption Dates” and “— Valuation Dates,” you may request that UBS AG accelerate the Valuation Date to the date on which you deliver a redemption notice to UBS AG in compliance with the redemption procedures instead of the following Trading Day. If UBS AG approves such request, in its sole discretion on a case-by-case basis, the Valuation Date for such redemption shall be the date on which you deliver a redemption notice to UBS AG in compliance with the redemption procedures instead of the following Trading Day. You should not assume that you will be entitled to any such acceleration. UBS AG will be under no obligation to approve any such request, or to make any announcement regarding any decision by it to approve any such request. As a result, when considering making an investment in the securities, you should assume that UBS AG will not choose to approve any request to accelerate the Valuation Date, or that if UBS AG does approve any such request rights, it will choose not to do so with respect to any redemption requests that you submit. Any applicable Valuation Date is subject to adjustment as described in the original prospectus supplement under “Specific Terms of the Securities — Market Disruption Event.”

PROHIBITION OF SALES TO EEA RETAIL INVESTORS The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the

“Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO U.K. RETAIL INVESTORS The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “U.K. PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation.

In the U.K., this prospectus addendum is for distribution only to and is directed only at: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). In the U.K., the securities and any investment or investment activity to which this prospectus addendum relates (including any invitation, offer or agreement to subscribe, purchase or otherwise acquire the securities) will be available only to, and will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus addendum or any of its contents.

UBS AG, UBS Securities LLC or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplement and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank

Prospectus Addendum dated February 6, 2025